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                             June 28, 2022

       Randy Hyzak
       Executive Vice President and Chief Financial Officer
       Las Vegas Sands Corp.
       3355 Las Vegas Boulevard South
       Las Vegas, NV 89109

                                                        Re: Las Vegas Sands
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 4,
2022
                                                            File No. 001-32373

       Dear Mr. Hyzak:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our May 26,
       2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       General

   1. We note your response to prior comment 1; however, several disclosures cited in the
                                                        Sample Letter are
relevant to companies regardless of whether a VIE structure is used.
                                                        These include, for
example, legal and operational risks of having a majority of your operations in China,
including Hong Kong and Macao, your ability to transfer cash in and out of China, Hong Kong
and Macao, the potential for the Chinese government to exert significant oversight
and discretion over the conduct of your business, and the Holding
                                                        Foreign Companies
Accountable Act. Your description of risks associated with operating in Macao's hospitality
and casino industry are separate from risks that may adversely affect your operations
if China were to exercise greater control over Macao. Therefore, as requested in prior
comment 1, please refer to the Sample Letter and revise your disclosure to address the legal
and operational risks and other disclosures associated with being a
 Randy Hyzak
Las Vegas Sands Corp.
June 28, 2022
Page 2
         China-based company. If you believe any of the comments were already addressed in your Form 10-K for the year ended December 31, 2021, or do not apply to you, please explain why.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameRandy Hyzak                               Sincerely,
Comapany NameLas Vegas Sands Corp.
                                                            Division of
Corporation Finance
June 28, 2022 Page 2                                        Office of Real
Estate & Construction
FirstName LastName